UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of June 2015

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 2, 2015 along with the Press Release.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 2, 2015

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for May 2015

Mumbai, June 2, 2015: Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for May 2015

Category	Vehicle Model	Production		Domestic Sales		Exports
		May 2014	May 2015	May 2014	May 2015	May 2014	May 2015
Micro	NANO	1001	1278	1001	1365	0	45
Compact	INDICA, INDICA VISTA, INDIGO CS, ZEST, BOLT	5115	7073	5721	7751	78	70
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	220	0	210	60	33	32
UV1	SUMO	814	906	1015	886	56	6
UV2	SAFARI, SUMO GRANDE, MOVUS	989	426	1002	999	13	11
UV3	ARIA, XENON	163	1	201	29	6	0
V1	VENTURE	36	76	80	48	0	0
V2	ACE MAGIC, MAGIC IRIS	2388	1476	2873	1770	35	10
N1- A1	ACE, ACE EX, ACE Zip	8479	7790	8241	6681	928	1928
N1- A2	Super ACE, TATA207, XENON, Winger DV	1810	2352	1713	1460	630	627
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	274	10	181	94	4	0
M2- A2	Winger 14 seats, SFC407, CityRide	281	495	352	312	57	28
N2- A1	SFC407, LPT407	912	789	1175	1286	69	92
N2- A2	SFC709, LPT709	614	817	332	267	86	114
N2- A3	LPT9109	775	480	351	368	110	49
N2- A4	LPT1109	191	357	755	917	81	69
M3- A2	LP709, SFC410, LP410	1111	973	1124	1022	128	204
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	603	613	750	770	37	82
M3- C2	LPO1512, LPO1612, Starbus, Divo	806	622	517	623	273	251
N3- A1	LPT1613, LPK1616, SK1613	2602	3515	1572	1510	246	615
N3- B1(a)	LPT2518, LPK2518	3169	3158	2574	2598	164	198
N3- B1(b)	LPT3118	1612	3356	1559	2685	140	0
N3- B2(b)	LPS3518. LPS3015, LPS3516	0	0	340	145	0	186
N3-B2(d)	LPS4018, LPS4023	889	1471	687	1076	11	58
N3- B2(e)	LPS4928	91	142	8	96	6	3

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	217	228	375	168	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors Limited is India's largest automobile company, with consolidated revenues of INR 2,62,796 crores (USD 42.04 billion) in 2014-15. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.